UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On October 5, 2026, EUDA Health Holdings Limited (the “Company”) filed an amendment to its Amended and Restated Memorandum of Association and Articles of Association with the Registrar of Corporate Affairs in the British Virgin Islands. Attached as Exhibit 3.1 to this Current Report on Form 6-K is a copy of the Company’s current Amended and Restated Memorandum of Association and Articles of Association.

Exhibits

3.1	Amended and Restated Memorandum and Articles of Association of EUDA Health Holdings Limited.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: October 13, 2026

EUDA Health Holdings Limited

	By:	/s/ Alfred Lim
	Name:	Alfred Lim
	Title:	Chief Executive Officer

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